April 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lily Dang
Karl Hiller

Re:	Leafbuyer Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2020 Filed September 25, 2020 File No. 000-55855

Ladies and Gentlemen:

Leafbuyer Technologies, Inc. (the "Company") would like to request an extension to respond to the comment letter dated March 25, 2021.  The Company is requesting an extension to May 3, 2021, as the Company is currently evaluating potential modifications to its Series A Preferred Stock in response to the comments provided in the comment letter dated March 25, 2021.  Please contact Ken Bart at 720-226-7511 with any questions or concerns.

Sincerely,

/s/ Mark Breen

Mark Breen

Chief Financial Officer